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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
    1934

FOR THE FISCAL YEAR ENDED JULY 31, 2005                  COMMISSION FILE NUMBER:

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

FOR THE TRANSITION PERIOD FROM ______________________ TO ___________________

      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN
                c/o Philips Electronics North America Corporation
                           1251 Avenue of the Americas
                            New York, New York 10020
                 Attention: Compensation and Benefits Department

       (Full title of the plan and address of the plan, if different from that of the issuer named below)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                        REMBRANDT TOWER, AMSTELPLEIN, 1,
                        AMSTERDAM 1070MX, THE NETHERLANDS
                    (Address of principal executive offices)

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                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                        NONQUALIFIED STOCK PURCHASE PLAN

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Report of Independent Registered Public Accounting Firm                     1

Statements of Financial Condition - July 31, 2005 and 2004                  2

Statements of Income and Changes in Plan Equity -
      Year ended July 31, 2005, 2004 and 2003                               3

Notes to Financial Statements                                               4

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             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Committee of the Koninklijke Philips Electronics N.V.
Nonqualified Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan (the "Plan") as of July 31, 2005 and 2004 and the related statements of income and changes in plan equity for each of the years in the three year period ended July 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan at July 31, 2005 and 2004, and the results of its operations for each of the years in the three year period ended July 31, 2005 in conformity with US generally accepted accounting principles.

/s/KPMG LLP

New York, New York
October 28, 2005

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      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                        STATEMENTS OF FINANCIAL CONDITION

                                                                                             JULY 31, 2005       JULY 31, 2004
                                                                                            ($ IN THOUSANDS)    ($ IN THOUSANDS)
Assets:
Investment in Koninklijke  Philips Electronics N.V. common stock at market value -
4,192,385 shares in 2005 and 3,873,077 shares in 2004 (cost $95,440 in 2005 and $84,849
in 2004)                                                                                         113,697             93,844
Contributions receivable from participants                                                         1,942              2,261
                                                                                                 -------             ------
    Total Assets                                                                                 115,639             96,105
                                                                                                 -------             ------
    Plan Equity                                                                                  115,639             96,105
                                                                                                 =======             ======

See accompanying notes to financial statements

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      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                                                              YEAR ENDED JULY    YEAR ENDED JULY    YEAR ENDED JULY
                                                                                  31, 2005           31, 2004          31, 2003
                                                                              ($ IN THOUSANDS)   ($ IN THOUSANDS)   ($ IN THOUSANDS)
Investment income (loss):
   Net appreciation in market value of investments                                 9,261              12,428           $  5,679
   Net realized gain (loss) on sale of investments
                                                                                   2,614                (971)            (1,462)
   Dividend income from Koninklijke Philips Electronics N.V. common stock          1,821               1,329              1,039
                                                                                 -------             -------           --------
                                                                                  13,696              12,786              5,256
Contributions:
   Participants                                                                   21,282              22,438             23,857
   Employer                                                                        4,537               6,483              6,532
                                                                                 -------             -------           --------

   Total contributions                                                            25,819              28,921             30,389
                                                                                 -------             -------           --------
   Total additions                                                                39,515              41,707             35,645

Less: Distributions to participants                                              (19,981)            (18,643)            (5,086)
                                                                                 -------             -------           --------

   Net Increase                                                                   19,534              23,064           $ 30,559

Plan Equity:
   Beginning of the Year                                                          96,105              73,041             42,482
                                                                                 -------             -------           --------
   End of Year                                                                   115,639              96,105           $ 73,041
                                                                                 =======             =======           ========

See accompanying notes to financial statements

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      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

                             JULY 31, 2005 AND 2004

(1)   DESCRIPTION OF THE PLAN

      The following description of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan (the "Plan") provides only general information. Participants should refer to the Plan prospectus for a more complete description of the Plan's provisions.

      GENERAL

      The Plan is a voluntary stock purchase plan established for eligible U.S.-based employees of certain subsidiaries of Koninklijke Philips Electronics N.V. (the "Company") effective August 1, 2000. The Plan makes available to eligible employees of certain of the Company's subsidiaries in the U.S. the right to purchase common shares of the Company's common stock at a discount. The common stock of the Company is quoted on several stock exchanges including the Amsterdam Stock Exchange and the New York Stock Exchange ("NYSE").

      PARTICIPATION

      U.S.-based full-time salaried and hourly employees of certain subsidiaries of the Company except for certain senior executives, as defined by the Plan, are eligible to participate in the Plan after completing 30 days of full-time employment. Employees subject to collective bargaining agreements are eligible to participate upon acceptance of the Plan by their respective union. Certain suspension rules apply as described below in "Plan Restrictions."

      CONTRIBUTIONS

      Each year, participants may contribute up to 10% of their cash compensation, as defined by the Plan, through payroll withholdings. In addition to the percentage limitation, contributions may not exceed $20,000 in any calendar year.

      Prior to January 2005, the cost of shares to participants was the lesser of (1) 85% of the closing price of the Company's common stock on the first day of the applicable purchase period on which stocks are traded on the NYSE and (2) 85% of the closing price of the Company's common stock on the last day of the applicable purchase period on which stocks are traded on the NYSE. Effective January 1, 2005, however, the cost of shares to participants was changed to 85% of the closing price of the Company's common stock on the last day of the applicable purchase period on which stocks are traded on the NYSE.

      The difference between the fair value of the shares purchased and the cost to the participants represents employer contributions.

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      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

                             JULY 31, 2005 AND 2004

      Participant shares are held by EquiServe N.A., the Plan's custodian which was acquired by Computershare in 2005.

      Contributions are used to purchase whole and fractional shares of the Company at the end of each purchase period (a calendar quarter).

      VESTING

      All contributions and common shares are 100% vested.

      DIVIDENDS

      Dividends paid, net of applicable taxes withheld, are reinvested into the participant's account and used to purchase additional common shares at the prevailing price.

      PLAN RESTRICTIONS

      Prior to January 1, 2005, participants who sold shares held by the Plan for less than one year were prohibited from making contributions to the Plan during the two purchase periods immediately following the sale. Effective January 1, 2005, that restriction for selling shares held by the Plan for less than one year was removed and participants may sell any shares held by the Plan at any time.

      PLAN TERMINATION

      The Company may suspend or terminate the Plan at any time. If the Plan is suspended or terminated payroll deductions will terminate and unapplied withholdings will be used to purchase common shares or be repaid to participants without interest as soon as practicable following the termination of the Plan.

      PLAN EXPENSES

      Plan expenses are paid by the Company.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following are significant accounting policies followed by the Plan:

      BASIS OF ACCOUNTING

      The accompanying financial statements are prepared on the accrual basis of accounting.

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     KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

                             JULY 31, 2005 AND 2004

      INVESTMENT VALUATION AND INCOME RECOGNITION

      The investment in shares held by the Plan is recorded at market value, measured by the closing price listed by NYSE. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are recorded on first in, first out method. Dividends are recorded on the ex-dividend date.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with US generally accepted accounting principal requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      DISTRIBUTIONS

      Participants may request distributions in the form of Company Stock or cash. Distributions are recorded when paid.

(3)   INVESTMENT IN COMMON SHARES

      Each participant is a 100% owner of the number of shares held on their behalf at EquiServe. Participants maintain the same rights as common stock shareholders.

      As of July 31, 2005 and 2004, 4,192,385 and 3,873,077 shares respectively were held for participants of the Plan valued at $27.12 and $24.23 per share at July 31, 2005, and 2004, respectively. There were $1,942,087 and $2,260,697 of participants' contributions not yet used to purchase shares on July 31, 2005 and 2004, respectively, which is reflected as contributions receivable from participants on the statements of financial condition.

      Proceeds from the sales of Company common stock, cost of stock sold and related realized loss were as follows:

                              For the year ended July 31,
                          2005          2004           2003
                       -----------  ------------   -----------
Proceeds               $19,981,000  $ 18,643,000   $ 5,086,000
Cost of stock sold      17,367,000    19,614,000     6,548,000
                       -----------  ------------   -----------
  Realized loss          2,614,000  $   (971,000)  $(1,462,000)
                       ===========  ============   ===========

     KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

                             JULY 31, 2005 AND 2004

(4)   TAX STATUS

      The Plan is a non-qualified employee stock purchase plan for U.S. tax purposes. Upon purchase of the shares, the participant can elect to include in ordinary income an amount equal to the excess of the closing market price of the shares on the purchase date over the discounted purchase price (85% of the closing price on the last day of the purchase period). Any additional appreciation or depreciation on the shares from the date of purchase until the date of subsequent sale will then be subject to tax as a short-term or long-term capital gain or loss, depending on the period of time the shares are held before sale. Participants are also required to report as ordinary income the amount of any dividends on common shares purchased through the Plan.

(5)   MARKET RISK

      The Plan's assets are invested in one security, the common stock of Koninklijke Philips Electronics N.V. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for plan benefits.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                        KONINKLIJKE PHILIPS ELECTRONICS N.V.
                                        NONQUALIFIED STOCK PURCHASE PLAN

DATE: OCTOBER 28, 2005            BY: /s/ WILHELMUS C.M. GROENHUYSEN
                                     -------------------------------------------
                                  NAME: WILHELMUS C.M. GROENHUYSEN
                                  TITLE: CHAIRMAN, STOCK PURCHASE PLAN COMMITTEE

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Management of
Koninklijke Philips Electronics N.V.

We consent to the incorporation by reference in the Registration Statements
(No. 333-125280, 333-119375, 333-104104, 333-87852, 333-75542 and 333-39204) on
Form S-8 of Koninklijke Philips Electronics N.V. of our report dated October 28, 2005 relating to the statements of financial condition of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan as of July 31, 2005 and 2004 and the related statements of income and changes in plan equity for each of the years in the three-year period ended July 31, 2005, which report appears in the Annual Report of Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan on Form 11-K.

/s/ KPMG LLP
New York, New York
October 28, 2005